

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 10, 2017

Mr. Jonathan N. Rubin
Chief Financial Officer
Magellan Health Inc.
4800 N. Scottsdale Rd, Suite 4400
Scottsdale, Arizona 85251

> **Re:** **Magellan Health Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **Form 8-K filed April 26, 2017**
> **File No. 001-06639**

Dear Mr. Rubin:

We have reviewed your filing and have the following comment. Please comply with this comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed April 26, 2017

Outlook

1. We note your 2017 guidance for Segment Profit, Adjusted Net Income, and Adjusted Earnings per share. Your presentation of these forward-looking non-GAAP measures is inconsistent with the guidance in Q&A 102.10 of the CD&I on Non-GAAP Measures issued on May 17, 2016. Please comply with this guidance in your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications